FILED PURSUANT TO RULE 424(B)(3)
                                              Registration No. 333-86318

Prospectus
June 7, 2002

                             ClickAction Inc.

                            250,000 SHARES OF
                              COMMON STOCK
                    OFFERED BY A SELLING STOCKHOLDER

The Selling Stockholder:

     This prospectus relates to the offer and sale from time to time by the selling stockholder of up to 250,000 shares of our common stock. The selling stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the shares covered by this prospectus.

Offering Price:

     The selling stockholder may sell the shares covered by this prospectus from time to time at varying prices on the over-the-counter market or on the Nasdaq SmallCap Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. We provide more information about how the selling stockholder may sell the shares in the section titled "Plan of Distribution" on page 14.

Trading Market:

     Our common stock is listed on the Nasdaq SmallCap Market under the symbol "CLAC." Prior to June 7, 2002, our common stock was listed on the Nasdaq National Market. On May 28, 2002, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $0.69.

Risks:

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

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The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
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                            TABLE OF CONTENTS

                                                                   Page

Prospectus Summary ------------------------------------------------  3
Risk Factors ------------------------------------------------------  4
Special Note Regarding Forward-Looking Statements ----------------- 13 Where You Can Get More Information -------------------------------- 14
Use of Proceeds --------------------------------------------------- 14
Selling Stockholder ----------------------------------------------- 14
Plan of Distribution ---------------------------------------------- 15
Legal Matters ----------------------------------------------------- 17
Experts ----------------------------------------------------------- 17

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                           PROSPECTUS SUMMARY

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

     The following is a short summary of our business. You should carefully read the "Risk Factors" section of this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2001 and our quarterly report on Form 10-Q for the quarter ended March 31, 2002 for more information on our business and the risks involved in investing in our common stock.

     We are a leading provider of email marketing automation products and services. ClickAction Email Marketing Automation, or EMA, solution helps marketers design, deploy and manage personalized email campaigns. ClickAction EMA saves time, generates revenues and reduces costs by providing highly scalable outbound and inbound messaging, one-to-one publication, powerful rule-based segmentation, real-time tracking and detailed reporting, all integrated in a Web-based solution. Our email marketing products are permission-based, which means that our clients send emails to customers and potential customers who have provided their email addresses, have a business relationship or explicitly asked to receive information on specific subjects, brands, services or products. Our clients typically use our EMA solution to send content rich emails that inform these customers about new products, sales and promotions, specified items of interest and corporate events.

     We are a Delaware corporation. Our principal offices are located at 2197 East Bayshore Road, Palo Alto, CA 94303, and our telephone number is (650) 473-3600. In this prospectus, "ClickAction," "we" and "our" refer to ClickAction Inc. and our wholly-owned subsidiary unless the context otherwise requires.

Listing of Our Common Stock on Nasdaq SmallCap Market

     On May 16, 2002, we received a notice from Nasdaq stating that we had failed to satisfy the $4 million minimum net tangible assets continued listing requirement for the Nasdaq National Market. Our net tangible assets as of March 31, 2002 were approximately $3.2 million. On May 22, 2002, we applied to have our common stock listed on the Nasdaq SmallCap Market. We currently meet all continued listing requirements for the Nasdaq SmallCap Market with the exception of maintaining a minimum bid price of $1.00. On June 3, 2002, we were notified by Nasdaq that our application for listing on the Nasdaq SmallCap Market had been approved. As a result, we will have until November 19, 2002 to regain compliance with the minimum bid price requirement or our common stock may be delisted from the Nasdaq SmallCap Market.

                                Page 3
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                             RISK FACTORS

     You should carefully consider the following risk factors, and all other information contained and incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may need to raise additional capital if we are unable to collect outstanding receivables. Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain additional capital could affect our ability to continue operations at current levels.

As of March 31, 2002, our net accounts receivable totaled $2.4 million. If we do not receive payment for all or substantially all of our outstanding accounts receivables, we believe that our existing cash and cash equivalents and cash that may be generated from operations may not be sufficient to fund our operations at currently anticipated levels beyond the third quarter of 2002. In such event, additional capital from equity or credit financings may be necessary in order to fund our operations at currently anticipated levels beyond the third quarter of 2002. There can be no assurance that we will be able to raise additional capital on terms acceptable to us, or at all. In particular, unless the market price of our common stock increases dramatically, it is unlikely that we will be able to raise funds through a public offering of our common stock. If adequate funds are not available or are not available on acceptable terms, we would have to scale back our operations, which could significantly impair our ability to develop or enhance products or services and respond to competitive pressures, or we may be forced to cease our operations entirely. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage of ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders.

Our customers continue to experience business conditions that could adversely affect our business. A continued decrease in expenditures by advertisers or a continued downturn in the economy could cause our revenues to decline significantly in any given period.

We derive, and expect to continue to derive for the foreseeable future, a large portion of our revenues from the email marketing automation products and services we provide to our customers for their marketing and advertising campaigns. Marketing and advertising expenditures by our customers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including email marketing products and services, has been characterized in recent quarters by increasing softness of demand, lower prices, the reduction or cancellation of contracts, an increased risk of uncollectible receivables from advertisers and the reduction of marketing and advertising budgets. As a result of these reductions, email marketing spending as well as advertising spending across traditional media has decreased. We cannot assure you that further reductions will not occur. We also cannot assure you that if economic conditions improve, marketing budgets and advertising spending will increase from current levels. As a result, our revenues from email marketing automation products and services may decline significantly in any given period.

We have incurred significant operating losses in the past and there is no guarantee that we will achieve profitability.

As of March 31, 2002, we had an accumulated deficit of $29.3 million. We recorded a net loss of $1.0 million from continuing operations for the quarter ended March 31, 2002. There can be no assurance that we can achieve profitability in the near future. We have historically relied to a significant extent on the revenues and cash flow generated from the sale of desktop software products by our Elibrium division to fund the development and expansion of our email marketing strategy. As a result of the sale of our Elibrium division on June 15, 2001, our ability to achieve profitability in the future will depend primarily upon our ability to continue development of new email marketing products and services, enhance our infrastructure and expand our customer base and brand awareness. To achieve these goals, we may need to increase spending on product development, sales and marketing and technology. To the extent that our email marketing revenues do not significantly increase as a result of this increased spending, we may

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not achieve profitability.  Even if we do achieve profitability, there is no guarantee that we will be able to sustain or increase our profitability on a quarterly or annual basis in the future.

ClickAction common stock may be delisted, and if it is delisted the market liquidity of our common stock would be adversely affected and the market price of our common stock could significantly decrease.

On May 16, 2002, we received a notice from Nasdaq stating that we had failed to satisfy the $4 million minimum net tangible assets continued listing requirement for the Nasdaq National Market. Our net tangible assets as of March 31, 2002 were approximately $3.2 million. On May 22, 2002, we applied to have our common stock listed on the Nasdaq SmallCap
Market.   We currently meet all continued listing requirements for the
Nasdaq SmallCap Market with the exception of maintaining a minimum bid price of $1.00. On June 3, 2002, we were notified by Nasdaq that our application for listing on the Nasdaq SmallCap Market had been approved. As a result, we will have until November 19, 2002 to regain compliance with the minimum bid price requirement or our common stock may be delisted from the Nasdaq SmallCap Market. Even if we regain compliance with the minimum bid price requirement, Nasdaq has other requirements that a company must also meet in order to remain listed on the Nasdaq SmallCap Market. If at any time before November 19, 2002, the closing bid price of our common stock is at least $1.00 for 10 consecutive trading days, Nasdaq will determine if we then comply with Nasdaq's continued listing requirements for the Nasdaq SmallCap Market. If we are unable to demonstrate compliance with the continued listing requirements on or before November 19, 2002, Nasdaq will provide us with written notification that our common stock will be delisted. At that time, we may appeal the Nasdaq staff's decision to a Nasdaq Listing Qualifications Panel.

If we fail to regain compliance with the standards necessary to be quoted on the Nasdaq SmallCap Market, and our common stock is delisted, trading in our common stock would be conducted on the OTC Bulletin
Board or in the over-the-counter market in what is commonly referred to as the "pink sheets." Such alternatives are generally considered to be less efficient markets, an investor would find it more difficult to dispose of, or to obtain accurate quotations as to, the market price of our common stock. If such were to occur, our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

If our common stock is delisted from trading, the market price of our common stock may decline further, possibly to zero, and it may have a material adverse effect on the ability of our stockholders to sell their shares. The delisting of our common stock would also make it more difficult for us to raise additional financing.

We would be required to issue a substantial number of additional shares upon conversion of our Series A Preferred Stock and, under certain circumstances, make substantial cash payments to holders of our Series A Preferred Stock if the average closing bid price of our common stock during the fourth quarter of 2002 does not exceed $4.09 per share.

On March 30, 2001, we issued 3,500 shares of our Series A 4% Cumulative Convertible Preferred Stock for an aggregate purchase price of $3.5 million. Subject to certain conditions, any outstanding shares of Series A Preferred Stock on January 2, 2003 will automatically convert into shares of our common stock at a conversion price equal to the lesser of $4.09 or the reset price, which is the average closing bid price of our common stock during the fourth quarter of 2002. The closing bid price of our common stock on May 1, 2002 was $0.69. If the average closing bid price of our common stock during the fourth quarter of 2002 does not exceed $4.09 per share, we would be required to issue a substantial number of additional shares of our common stock upon the automatic conversion of any outstanding shares of Series A Preferred Stock. We will not receive any consideration for the issuance of these additional shares of our common stock. In addition, the issuance of these additional shares of our common stock would result in substantial dilution to our common stockholders.

The number of shares of our common stock issuable in connection with an automatic conversion of the Series A Preferred Stock is subject to two limitations related to the holder's percentage ownership of our outstanding shares of common stock after such automatic conversion. The first limitation is that the number of shares of our common stock issuable to a holder of Series A Preferred Stock in connection with an automatic conversion cannot, together with any other shares of our common stock beneficially owned by such holder prior to such conversion, exceed 9.99% of the total number of outstanding shares of our common stock immediately after such automatic conversion. Our obligation to issue any shares of common stock in excess of this 9.99% cap is

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suspended until such time as the issuance of such shares would not exceed the 9.99% cap. The second limitation is that the number of shares of our common stock issuable to a holder of Series A Preferred Stock in connection with an automatic conversion cannot, together with any other shares of our common stock beneficially owned by such holder prior to such conversion, exceed 19.9% of the total number of outstanding shares of our common stock as of March 30, 2001. In lieu of issuing any shares in excess of this 19.9% cap, we are required to pay on conversion to such holder an amount equal to the number of shares in excess of the 19.9% cap multiplied by 107.5% of the closing bid price per share of our common stock on the day before the automatic conversion of the Series A Preferred Stock. This payment is due in twelve equal monthly installments.

The following table illustrates the number of shares of our common stock immediately issuable upon an automatic conversion of the Series A Preferred Stock assuming that the average closing bid price of our common stock during the fourth quarter of 2002 has remained at $0.69 per share, the closing price on May 28, 2002, or if it has decreased by 25%, 50% or 75% from $0.69 per share. This table also illustrates the number of shares of our common stock that cannot be issued in connection with an automatic conversion of the Series A Preferred Stock until such time as the issuance of such shares would not cause the holder of such shares to be in violation of the 9.99% ownership cap described above. Finally, this table illustrates the aggregate cash payment we would be required to pay in connection with an automatic conversion of the Series A Preferred Stock for shares of common stock in excess of the 19.9% ownership cap described above. The calculations in the following table assume that:

     * all shares of Series A Preferred Stock are still held by a single stockholder,

     * there has been no change in the number of outstanding shares of our common stock other than the issuance of the shares covered by this registration statement, and

     * there are 3,000 shares of Series A Preferred Stock outstanding immediately prior to the automatic conversion of such shares into common stock.

Assumed Average   Number of Shares   Number of Shares   Cash Payment
Closing Bid       of Common Stock    of Common Stock    Required in Lieu
Price during      Immediately        in Excess of       of Issuance of
the 4th Quarter   Issuable Upon      9.99% Cap          Shares in Excess
of 2002           Conversion                            19.9% Cap
---------------   ----------------   ----------------   ----------------
	$0.69          1,022,930          1,081,380       $   1,664,128
	 0.52          1,022,930          1,081,380       $   2,054,346
       0.35          1,022,930          1,081,380       $   2,444,564
       0.17          1,022,930          1,081,380       $   2,834,782

If specified events occur, we may be required to repurchase the outstanding shares of our Series A Preferred Stock at a premium price per share.

In accordance with the terms of the documents relating to the issuance of our Series A Preferred Stock, we are required to repurchase the outstanding shares of Series A Preferred Stock under specified circumstances, including, among others:

     * our failure to deliver shares of our common stock within 15 trading days after a written request to convert shares of our Series A Preferred Stock or to exercise all or a portion of the related warrant;

     * our common stock is no longer listed or included for quotation on the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange or the American Stock Exchange or the trading of our common stock is suspended or halted for more than one trading day;

     * after the registration statement covering the shares issuable upon conversion of the Series A Preferred Stock, related warrant and other related securities, sales cannot be made under such registration

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statement for any reason, including by reason of a stop order or our failure to update the registration statement; or

     * we merge with, sell all or substantially all of our assets to or enter into any other business combination transaction with a private company or we become a private company.

In the event that any of such circumstances occur, each holder of shares of our Series A Preferred Stock has the option to compel us to repurchase any or all of such holder's then outstanding shares of Series A Preferred Stock at a premium. The price per share payable by us for any repurchased shares of Series A Preferred Stock is generally equal to the greater of 120% of the original purchase price per share plus any accrued but unpaid dividends or the market price for our common stock on such date. If we are required to repurchase a significant number of shares of our Series A Preferred Stock under such circumstances, our liquidity and capital could be materially and adversely affected and we may not be able to implement our growth strategy.

Our quarterly operating results are subject to significant fluctuations due to many factors, any of which could adversely affect our stock price.

We have experienced, and may continue to experience, significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. These factors include:

     * the rate of growth of the use of the Internet as a medium for consumer and business communications and transactions, and the size and rate of growth of the market for email marketing products and services;

     * the timing and number of product enhancements and new product and services introductions by us and our competitors;

     * the timing and number of email marketing campaigns conducted by our customers;

     * the timing and delivery of strategic alliance arrangements;

     * changes in pricing policies by us and our competitors;

     * our ability to upgrade and expand our infrastructure;

     * technical difficulties or system downtime affecting use of our email marketing products or services;

     * the seasonal nature of our email marketing automation business;

     * changes in the level of our operating expenses to support our growth;

     * domestic and international regulation of email marketing, including privacy legislation;

Due to these factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of our future performance. In addition, a significant portion of our operating expenses, particularly labor costs and rent, are relatively fixed, and planned expenditures are based, in part, on expectations with regard to future sales. As a result, we will likely be unable, or may elect not to, reduce spending quickly enough to offset any unexpected revenue shortfall. In the event of a revenue shortfall or unanticipated expenses in any given quarter, our operating results may be below the expectations of securities analysts or investors. If this occurs, the market price of our common stock may decline significantly.

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If email marketing automation is not widely accepted or if use of the
Internet by consumers does not continue to grow, there will be a decreased demand for our email marketing products and services and our business will suffer as a result.

The market for email marketing automation products and services is new and rapidly evolving. If email marketing automation does not gain widespread acceptance as a means of marketing to, and communicating with, consumers, our business will suffer. Businesses that have relied upon traditional means of attracting new customers and maintaining customer relationships may not accept, or may be slow in accepting, our EMA products and services because:

     * they have already invested substantial resources in other more traditional methods of marketing and communicating;

     * they have allocated a limited portion of their marketing budgets to email marketing;

     * they may find email marketing to be less effective for promoting their products and services;

     * their customers may have concerns about security and privacy on the Internet or confuse our permission-based emails with unsolicited emails; or

     * the effectiveness of email marketing may diminish significantly if the volume of direct marketing email results in a negative reaction from consumers.

Our success also depends on the growth and acceptance of the Internet as a medium for executing transactions. If consumers do not continue to purchase products online, then the market for our email marketing solution may disappear. If that happens, or if the number of business-to-consumer electronic commerce transactions grows more slowly than we anticipate, our business would suffer.

Our business will be harmed if we fail to meet the demands of our email marketing automation clients.

The success of our EMA business depends to a significant extent on our ability to provide satisfactory services to our clients, meet their demands and maintain an infrastructure capable of handling, without interruption, the volume of emails or marketing campaigns resulting from our clients' email marketing campaigns. Failure to meet our clients' demands for email marketing services would have a material adverse effect on our business and reputation. The success of our email marketing businesses also depends on our ability to successfully deliver emails or marketing campaigns over the Internet. Software programs exist that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by Web users would significantly undermine the commercial viability of email advertising and marketing. The failure to deliver email messages or marketing campaigns for our clients in an effective and consistent manner may cause our clients to discontinue their use of our email campaign services. In addition, because we provide our clients with a 100% service guarantee, if our clients are not completely satisfied with our service we may be required to refund the delivery fees paid by dissatisfied clients or resend an email marketing campaign at our own expense. If these refunds are large in amount, our business and financial results could be adversely affected.

We are at risk of potential stock price volatility.

Many factors outside our control may cause the market price of our common stock to fluctuate, including:

     * quarterly fluctuations in our revenues or results of operations,

     * general conditions in the computer hardware, software and Internet industries,

     * announcements of new products and services by us or by or competitors,

     * announcements of alliance or partnership by us or by our competitors,
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     * potential litigation,

     * volatility in the stock markets, particularly with respect to Internet stocks, and decreases in the availability of capital for Internet-related businesses, and

     * changes in financial estimates by securities analysts.

The trading price of our common stock has been volatile and we have experienced significant declines in the market price of our common stock. In the past, many companies have been subject to securities class action litigation following significant declines in the market price of their securities. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and could cause the market price of our common to decline further.

Our success depends on our timely development of new products and services.

We believe that our future success depends in large part upon our ability to keep pace with competitive offerings, to adapt to new operating systems, hardware platforms, media, and industry standards, and to provide additional functionality by enhancing our existing products and services and introducing new products and services on a timely basis. If we are unable to develop such products or services in a timely manner due to resource constraints or technological or other reasons, this inability could have a material adverse effect on our business.

Intense competition could impair our ability to grow and achieve profitability.

The market for email marketing products and services is intensely competitive and rapidly evolving. Our competitors are continuing to engage in significant price competition for email marketing services. We expect competition to increase significantly in the future because of the attention the Internet has received as a means of advertising and direct marketing and because there are relatively low barriers to entry in our market. We compete directly with publicly traded email service providers as well as numerous private companies. We compete with the information technology departments of current and prospective clients who use in-house email systems to manage and deliver email marketing campaigns. We also compete with companies providing software and services for outsourced solutions such as email distribution, list management, reporting and bounce processing, email consulting and campaign analysis.

Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we have. These competitors may be able to devote significant resources to sales and marketing, adopt more aggressive pricing policies and deliver superior solutions. If we are not able to compete effectively with our current or future competitors, our business would be harmed.

We may not be able to hire and retain key personnel necessary to support our business.

We depend on the continued services of our key technical, sales and senior management personnel, particularly our President and Chief Executive Officer George Grant, and our Senior Vice President of Technology, Kentyn Reynolds. Any officer or employee can terminate his or her relationship with us at any time, and we do not maintain key man insurance policies for either Mr. Grant or Mr. Reynolds. The future growth of our business will depend on our ability to attract, retain and motivate qualified, highly-skilled employees, particularly persons with marketing, Internet and information technology experience. There is competition for these employees with technical, management, marketing, sales, product development and other specialized skills in our industry. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

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Our current products and services may become obsolete and unmarketable if we are not able to adequately respond to rapidly changing technology and customer demands.

Our industry is characterized by rapid changes in technology and customer demands. As a result, our current products and services may quickly become obsolete and unmarketable. We believe that our future success depends in large part upon our ability to keep pace with competitive offerings and customer requirements, to adapt to new operating systems, hardware platforms, media and industry standards, and to provide additional functionality by enhancing our existing products and services and introducing new products and services on a timely and cost-effective basis. We may be unable to do this due to resource constraints or technological or other reasons. Any failure or delay in adapting to technological advances or emerging industry standards or developing, introducing or marketing new products and services could cause us to lose clients or fail to gain new clients. If this happens, our business could suffer and our stock price could decline.

Unplanned system interruptions and capacity constraints could disrupt our business and damage our reputation.

We must offer clients reliable, secure and continuous service to attract and retain clients and persuade them to increase their reliance on our email marketing products and services. As the volume of emails generated by our clients increases, we must continuously upgrade and enhance our technical infrastructure to accommodate the increased demands placed on our systems. Our operations also depend in part on our ability to protect our systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, unauthorized user access or hacker attacks, physical break-ins and similar events. Any interruption or decrease in response time of our email marketing services could damage our reputation, reduce customer satisfaction and decrease usage of our services.

If our system security is breached, our business and reputation could suffer.

A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Any breach in our online security could result in liability to our customers, damage to our reputation and harm to our business. Our servers are vulnerable to computer viruses or software programs that disable or impair computers, physical or electronic break-ins and similar disruptions, which could lead to loss of data. We may need to spend significant resources to license technologies to protect against security breaches or to address problems caused by a security breach.

Increasing governmental regulation of electronic commerce and legal uncertainties could decrease demand for our email marketing service or increase our cost of doing business.

We are subject not only to regulations applicable to businesses generally, but also to laws and regulations directly applicable to privacy and electronic commerce. Although there are currently few of these laws and regulations, state, federal and foreign governments may adopt more of these laws and regulations. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise harm our business. Federal, state, local and foreign governments are considering a number of legislative and regulatory proposals relating to Internet commerce. As a result, a number of laws or regulations may be adopted regarding:

     * the pricing and taxation of goods and services offered over the Internet;

     * intellectual property ownership; and

     * the characteristics and quality of products and services offered over the Internet.

It is also uncertain as to how existing laws may be applied to the Internet in areas such as property ownership, copyright, trademark and trade secrets. The recent growth of Internet commerce has been attributed by some to the lack of sales and value-added taxes on interstate sales of goods and services over the Internet. Numerous state and local authorities have expressed a desire to impose such taxes on sales to consumers and businesses in their jurisdictions. Recently,

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Congress extended until November 1, 2003, the Internet Tax Freedom Act of 1998 which had prevented the imposition of such taxes through October 2001. If this extension of the federal moratorium on state and local taxes on Internet sales is not renewed when it expires on November 1, 2003, sales of goods and services over the Internet could be subject to multiple overlapping tax schemes, which could substantially hinder the growth of Internet commerce, including the use of our email marketing solution.

The Internet generates privacy concerns which could result in market perceptions or legislation which could harm our business, result in reduced sales of our services, or both.

We gather and maintain data related to consumers' buying behavior. Recently, lawsuits have been brought alleging, among other things, that at least one company, which combines information from online and other sources regarding users, has improperly collected and used information concerning Internet users in violation of federal electronics privacy statutes and other privacy laws. The United States Federal Trade Commission has launched an informal inquiry to determine whether that company has engaged in unfair or deceptive practices in collecting and maintaining information concerning Internet users. While we believe the "opt-in" nature of the user profiles that we create do not raise these issues, we may be sued or investigated regarding our practices. Any similar legal actions, whether against us or others, could limit our ability to sell our email marketing services or otherwise seriously harm our business.

Privacy concerns may cause consumers who use the Internet to decide not to opt in to receive emails and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our email marketing services. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify users that the data captured after visiting Web sites may be used to direct product promotions and advertising to that user. For example, the European Union recently enacted its own privacy regulations that may result in limits on the collection and use of some user information.
The United States and other countries may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, our business could be harmed.

We may be exposed to liability for information displayed on our customers' Web sites or within their marketing partners' Web sites or email messages.

Because our email marketing services often require us to provide a connection to the Web sites of our customers and their marketing partners, we may be perceived as being associated with the content of these Web sites. We do not and cannot screen all of the content generated by our customers and their marketing partners. As a result, we may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the materials displayed on our customers' sites and on their marketing partners' sites and email messages. For example, if one of our customers is sued for posting information on its Web site that is alleged to be defamatory, we may also be named as a defendant in that legal action based solely on our limited association with that customer's Web site. As a result, we could be involved in legal proceedings and disputes that are costly to resolve. We may also suffer a loss of customers or damage to our reputation harm based on this information or resulting from our involvement in these legal proceedings. Furthermore, some foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

Our limited protection of intellectual property and proprietary rights may adversely affect our business.

We rely primarily on a combination of trademarks, copyright and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We do not have any patents or any patent applications to protect our proprietary rights. The measures we have taken to protect our proprietary rights may not be adequate to prevent unauthorized use of our proprietary technology and other intellectual property rights.

We are dependent on licensed third-party technologies and we may need to license additional technologies to succeed in our business.

We are highly dependent on technologies we license from third parties to enable us to send email through the Internet and to offer a variety of database management and targeted marketing capabilities. The email marketing industry is rapidly evolving, and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms, or at all. The failure to license these technologies could adversely affect our ability to offer competitive email marketing products and services.

Substantial sales of our common stock could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options or warrants or issuable upon conversion of our outstanding preferred stock, in the public market, then the market price of our common stock could fall.

We may acquire businesses, technologies or products that harm our business.

As part of our growth strategy, we may pursue the acquisition of businesses, technologies or products that are complementary to our business. Acquisitions involve a number of special risks that could harm our business, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. In particular, the failure to maintain adequate operating and financial control systems or unexpected difficulties encountered during expansion could harm our business.

We have implemented anti-takeover provisions that could delay or prevent a change in control.

Our board of directors has the authority to issue up to an additional 1,996,500 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, we are subject to anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
The application of Section 203 also could have the effect of delaying or preventing a change of control of ClickAction. Certain other provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock. In addition, in June 1998 our board of directors adopted a share purchase rights plan, or poison pill. This poison pill could have the effect of discouraging, delaying or preventing an acquisition of us.

            SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Our actual results could differ materially from our expectations. Factors that could cause or contribute to such differences are discussed in "Risk Factors" below, in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recently filed Annual Report and Quarterly Report and "Business" in our most recently filed Annual Report.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                    WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy these reports, proxy statements and other information at the SEC's public reference room in Washington, DC. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800- SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC's web site at "www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     * Our Annual Report on Form 10-K for the year ended December 31,
2001;

     * Our Quarterly Report on Form 10-Q for the quarter ended March 31,
2002;

     * Our Current Report on Form 8-K filed May 28, 2002; and

     * The description of our common stock contained in our Registration Statement on Form 8-A, as filed on May 4, 1995 with the SEC under the Securities Exchange Act of 1934, as amended.

     In addition, we incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

     You may request a copy of these filings at no cost by writing or telephoning us at:

                           ClickAction Inc.
                       2197 East Bayshore Road
                        Palo Alto, CA  94303
                  Attention:  Corporate Secretary
                          (650) 473-3600

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement.

                             USE OF PROCEEDS

     The proceeds from the sale of the common stock offered under this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares of common stock.

                           SELLING STOCKHOLDER

     We are registering the 250,000 shares covered by this prospectus for resale by the selling stockholder named in the table below. We have registered these shares to permit the selling stockholder and its pledgees, donees, transferees or other successors-in-interest that receive shares from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

     The following table sets forth the name of the selling stockholder, the number of shares owned by the selling stockholder, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholder after this offering is completed. The selling stockholder has not had a material relationship with us within the past three years. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that the selling stockholder may offer under this prospectus.
The selling stockholder may sell some, all or none of the shares covered by this prospectus. We do not know how long the selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares except as set forth in the transaction documents for the private placement. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

                    Shares         Number of            Shares
                 Beneficially        Shares           Beneficially
                 Owned Prior         Being            Owned After
                 To Offering*       Offered            Offering**
---------------  --------------   ---------------  ------------------
                 Number Percent       Number         Number  Percent
                 --------------   ---------------  ------------------
The Tail Wind
Fund, Ltd.      1,409,292***9.9%      250,000       1,183,050   8.3%

* Tail Wind beneficially owns the shares of common stock reported in the above table. Because the number of shares of our common stock into which Tail Wind's shares of Series A Preferred Stock and warrants are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of our common stock which would result in Tail Wind having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of our common stock, Tail Wind disclaims beneficial ownership of any and all shares of our common stock that would cause Tail Wind's aggregate beneficial ownership to exceed this ownership limitation at any time. Accordingly, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, as of the date hereof Tail Wind disclaims beneficial ownership of 23,758 shares of common stock. Percentage ownership is based upon 13,272,528 shares outstanding as of May 8, 2002 as reported in our Form 10-Q filed May 14, 2002, plus 95,767 shares issued to Tail Wind on or about July 2, 2002 plus 866,981 shares currently issuable upon conversion of the 3,000 outstanding shares of Series A Preferred Stock based on a conversion price of $4.09 and exercise of a warrant issued to Tail Wind.

**    Assumes the sale of all offered shares but no other shares currently beneficially owned by Tail Wind.

***   Includes 733,496 shares issuable upon conversion of the 3,000 outstanding shares of Series A Preferred Stock based on a conversion price of $4.09, 133,485 shares issuable upon exercise of a warrant and 542,311 shares of our common stock. Tail Wind disclaims beneficial ownership of 23,758 shares of common stock issuable upon exercise of the warrant as of the date hereof.

                         PLAN OF DISTRIBUTION

     The selling stockholder may sell the shares from time to time.
The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges, on the Nasdaq SmallCap Stock Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholder may effect these transactions by selling the shares to or through broker- dealers. The selling stockholder may sell its shares in one or more of, or a combination of:

     * a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     * purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

     * an exchange distribution in accordance with the rules of an exchange;

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     * privately negotiated transactions with or without a broker-dealer.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, to the extent required, the amendment or supplement will disclose:

     * the name of the selling stockholder and of the participating broker-dealer(s);

     * the number of shares involved;

     * the price at which the shares were sold;

     * the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     * that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     * other facts material to the transaction.

     From time to time, the selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder may decrease as and when it takes such actions. The plan of distribution for the selling stockholder's shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

     The selling stockholder may enter into hedging, derivative or short transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder.
The selling stockholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. The selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder.

     We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholder has agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     We have agreed to maintain the effectiveness of this registration statement until the earlier of April 30, 2006, such time as all the shares covered by this registration statement have been sold, or until the selling stockholder can sell all of the shares it holds pursuant to Rule 144(k) under the Securities Act. The selling stockholder may sell all, some or none of the shares offered by this prospectus.

                             LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for ClickAction by Orrick, Herrington & Sutcliffe LLP, Sacramento, California.

                                EXPERTS

     The consolidated financial statements of ClickAction Inc. as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001, and related financial statement schedule, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.